UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐  No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐   No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐   No  ☒

Contacts in Santiago, Chile	April 26th 2018

Andrés Wainer, Chief Financial Officer
Paula Vicuña, Head of Investor Relations
(56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces Consolidated Results for the

First Quarter of 2018

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter of the previous year. For a better understanding of the analysis per country, we include quarterly figures in nominal local currency.

Consolidated Sales Volume for the quarter was 203.7 million unit cases, increasing 0.7% regarding the same quarter of the previous year.

Consolidated Net Sales for the quarter amounted to Ch$475,891 million, decreasing 5.1% regarding the same quarter of the previous year.

Consolidated Operating Income(1) for the quarter reached Ch$79,554 million, representing a 1.8% increase regarding the same quarter of the previous year.

Consolidated Adjusted EBITDA(2) decreased 1.2% compared to the same quarter of the previous year reaching Ch$101,751 million during the quarter. Adjusted EBITDA margin reached 21.4%, expanding 84 basis points regarding the same quarter of the previous year.

Profit attributable to the owners of the controllers reached Ch$45,142 million for the quarter, representing a 5.2% increase regarding the same quarter of the previous year. Net margin reached 9.5%, expanding 93 basis points regarding the same quarter of the previous year.

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

“This first quarter of the year we gained market share in all the franchises where we operate regarding the same period of the previous year. In addition, we had positive financial results in our operations in Argentina, Brazil and Paraguay. However, upon consolidating figures to the reporting currency, they were impacted by the strong depreciation of the Brazilian Real and Argentine Peso against the Chilean Peso.

Our new plant in Brazil, located in Duque de Caxias, began the trial operating stage at the beginning of the year and will add approximately 30% to the installed capacity that we have in Brazil today. This plant will allow us to bottle mineral water at a very competitive cost, ensuring the supply and significantly reducing the high cost of the transfer freight that we currently have from Ribeirão Preto, because there is a mineral water source in the land where the plant is located. We will also be able to more than double the production capacity of returnables, a key packaging to our revenue management strategy, as it allows to reach more attractive price points and reach new consumers. On the other hand, we will be able to produce non-returnable carbonated beverages at very competitive costs, depending mainly on the new technology and the availability of water, which is critical for the development of our business, and which will cease to be a restriction, due to its high availability in the area. Finally, it will help us to be closer to our customers in the northeastern part of Rio de Janeiro, and Espirito Santo, thus improving our service level and quality.

In addition, in January 2018 we announced the execution of the Guallarauco purchase and sale agreement by and between Coca-Cola de Chile and the Coca-Cola bottlers in Chile. Guallarauco is a renowned company in the premium juice segment in Chile, which will also allow us to incorporate new categories such as frozen fruits, ice creams and prepared desserts. This acquisition reinforces our commitment to the non-carbonated beverage business, as we believe it is a market with great growth potential and is in line with our strategy of being a relevant actor in all beverage categories.”

(1) Operating Income considers Revenue, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA: Considers Revenues, Cost of Sale, Cost of Distribution and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS + Depreciation.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONSOLIDATED SUMMARY

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2017 are in nominal terms. On average during the quarter, the Argentine Peso and the Brazilian Real depreciated against the U.S. Dollar by 25.7% and 3.2%, respectively, while the Chilean Peso and the Paraguayan Guaraní appreciated by 8.1% and 1.3%, respectively. The Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean Peso by 36.9%, 12.4% and 7.4% respectively, generating a negative accounting impact upon conversion of figures.

1st Quarter 2018 vs. 1st Quarter 2017

Consolidated Sales Volume for the quarter reached 203.7 million unit cases, representing a 0.7% growth with respect to the same period of 2017, explained by the growth in volume in Argentina, Brazil and Paraguay, which was partially offset by the reduction of the Chilean operation.

Consolidated Net Sales reached Ch$475,891 million, a 5.1% decrease, mainly explained by the negative effect upon translation of figures from our subsidiaries.

Consolidated Cost of Sales decreased 6.1%, which is mainly explained by (i) the effect upon translation of figures from our subsidiaries in Argentina, Brazil and Paraguay, and (ii) the reduction in the use of sugar in Chile due to reformulations. The aforementioned was partially offset by (i) the increase in the cost of concentrate in Argentina, given the implementation of price increases; (ii) devaluations of the Argentine Peso and Brazilian Real impacting our costs in U.S. Dollar, and (iii) higher labor costs in Argentina.

Consolidated Distribution Costs and Administrative Expenses decreased 6.8% which is mainly explained by (i) the effect of translation of figures from our subsidiaries in Argentina, Brazil and Paraguay, (ii) lower advertising expenses in Brazil, and (iii) lower freight expenses in Chile.  This was partially offset by (i) the effect of inflation in Argentina and (ii) greater freight expenses in Argentina and Paraguay due to increased sales volume.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$79,554 million, a 1.8% growth. Operating Margin was 16.7%.

Consolidated Adjusted EBITDA amounted to Ch$101,751 million, decreasing 1.2%. Adjusted EBITDA Margin was 21.4%, representing an expansion of 84 bases points.

Profit attributable to the owners of the controller for the quarter was Ch$45,142 million, a 5.2% growth and net margin reached 9.5%.

SUMMARY BY COUNTRY: ARGENTINA

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2017 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the US Dollar by 25.7%, which has a negative effect over our dollarized costs. With respect to the Chilean peso it depreciated by 36.9% generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

1st Quarter 2018 vs. 1st Quarter 2017

Sales Volume for the quarter increased 4.6%, reaching 59.5 million unit cases, explained by volume increases in the categories of soft drinks and juices, which was partially offset by a decrease in the water category.  This is the second consecutive quarter where we see an increased sales volume, which seems to ratify the change in the trend which we had anticipated. Our soft drinks market share reached 62.5 points, increasing 60 basis points with respect to same period of the previous year.

Net Sales reached Ch$140,098 million decreasing by 6,5% and mainly explained by the previously mentioned impact upon translation of figures. In local currency they increased 27.8% which is explained by the implementation of price increases and by greater sales volume.

Cost of Sales decreased 11.8% mainly explained by the impact upon translation of figures. In local currency they increased by 20.6%, which is explained in part by (i) increased revenues in local currency, which has a direct incidence over concentrate costs, (ii) the devaluation effect of the Argentine Peso over our costs expressed in US Dollars, and (iii) increased labor costs, mainly resulting from high local inflation.

Distribution Costs and Administrative Expenses decreased 5.4% in the reporting currency, explained by the effect upon translation of figures. In local currency, these expenses increased 29.5%, mainly explained by (i) expenses such as freight, labor and services provided by third parties, which have increased principally due to high local inflation, and (ii) greater marketing expenses.

The foregoing effects led to an Operating Income of Ch$23,623 million, a 10.4% increase. Operating Margin was 16.9%. In local currency Operating Income increased 50.3%.

Adjusted EBITDA amounted to Ch$26,786 million, increasing 3.7%. Adjusted EBITDA Margin was 19.1%, expanding 187 basis points. On the other hand, in local currency, Adjusted EBITDA grew 41.3%.

SUMMARY BY COUNTRY: BRAZIL

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2017 are in nominal terms. On average during the quarter, the Brazilian Real depreciated by 3.2% against the US Dollar, having a direct negative impact over our dollarized costs. Regarding the Chilean Peso it depreciated by 12.4%, having a significant negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

1st Quarter 2018 vs. 1st Quarter 2017

Sales Volume during the quarter reached 64.7 million unit cases, increasing by 0.8%, explained by volume growths in the categories of soft drinks, water and beer, which was partially offset by a decrease in the juice category. Volumes during the quarter continue to be influenced by macroeconomic factors and low consumer trust levels affecting consumption. Soft drinks market share in our franchises in Brazil reached 62.9 points, increasing 70 basis points regarding the same period of the previous year.

Net Sales reached Ch$150,095 million, decreasing 9.0%, mainly explained by the already mentioned effect upon translation of figures.  In local currency, Net Sales increased 2.2%, explained by the increase in sales volume and the positive impact of the reversal of a provision related to the exclusion of the ICMS from the calculation base of the PIS/COFFINS during a part of 2017, for an amount of 15.2 million Brazilian Real. This was partially offset by lower average income in the soft drinks category, which is mainly explained by (i) promotional activities in the segment, (ii) the effect of the increase in the ICMS guideline in Rio de Janeiro, and (iii) by a shift in the mix, towards future consumption products, which have a lower average price per liter.

Cost of Sales decreased 8.5% mainly explained by the effect upon translation of figures.  In local currency they increased 2.8% which is mainly explained by (i) the negative effect over dollarized costs of the depreciation of the Brazilian real against the US Dollar, (ii) higher depreciation charges, explained by the new Duque de Caxias plant, and (iii) the greater cost of PET resin. These effects were partially offset by (i) a lower price of sugar, and (ii) lower use of sugar due to the reformulations we have performed.

Distribution Costs and Administrative Expenses decreased 15.4% in the reporting currency, and 5.1% in local currency, which in part is explained by (i) lower advertising expenses, and (ii) lower labor costs.

The aforementioned effects led to an Operating Income of Ch$25,726 million, decreasing 0.7%.  Operating Margin was 17.1%.  In local currency, Operating Income increased 11.8%.

Adjusted EBITDA amounted to Ch$32,154 million, a 2.3% decrease with respect to the previous year. Adjusted EBITDA Margin was 21.4%, expanding 146 basis points. In local currency Adjusted EBITDA increased 9.9%.

SUMMARY BY COUNTRY: CHILE

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2017 are in nominal terms. On average during the quarter, the Chilean Peso appreciated by 8.1% against the US Dollar, which has a positive impact over our dollarized costs.

1st Quarter 2018 vs. 1st Quarter 2017

During the quarter, Sales Volume reached 61.5 million unit cases, representing a 4.6% decrease, explained by a drop in the soft drinks and water categories, partially offset by an increase in the juice category. On the other hand, volume market share for soft drinks, compared to the same quarter of the previous year, increased 60 basis points reaching 67.3 points.

Net Sales reached Ch$147,712 million, decreasing 2.4%, explained by the aforementioned decrease in volumes which was not able to be offset by the implementation of price increases.

Cost of Sales decreased by 2.3%, mainly explained by (i) the positive effect of the appreciation of the Chilean Peso over our dollarized costs, and (ii) lower use of sugar due to the reformulations we have performed. This was partially offset by (i) the shift in the mix towards sugar free products and products with low sugar contents, that carry a higher cost of concentrate, and (ii) the greater cost of sugar.

Distribution Costs and Administrative Expenses decreased 1.0%, which is mainly explained by lower freight expenses that was partially offset by the increase in labor costs.

The aforementioned effects led to an Operating Income of Ch$23,061 million, which is 4.9% lower when compared to the previous year.  Operating Margin was 15.6%.

Adjusted EBITDA reached Ch$33,316 million, a 4.6% decrease.  Adjusted EBITDA Margin was 22.6%.

SUMMARY BY COUNTRY: PARAGUAY

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2017 variations are nominal. On average during the quarter, the Paraguayan Guaraní appreciated by 1.3% with respect to the US Dollar. Regarding the Chilean Peso it depreciated by 7.4%, generating a negative accounting impact on the translation of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

1st Quarter 2018 vs. 1st Quarter 2017

Sales Volume during the quarter reached 18.0 million unit cases, a 6.9% growth, explained by the growth in sales volumes of all categories and driven by the juice category. Our volume market share for soft drinks reached 70.9 points during the quarter, 440 basis points higher compared to the previous year.

Net Sales reached Ch$38,090 million, reflecting a 6.1% growth. In local currency, Net Sales increased 14.1% explained by the implementation of price increases during the quarter and volume growth.

Cost of Sales in the reporting currency increased 8.9%.  In local currency it increased 17.2% mainly explained by (i) the greater cost of sugar, (ii) increased sales volume, and (iii) increased revenues, which has a direct incidence in the cost of concentrate.

Distribution Costs and Administrative Expenses decreased 1.2%, mainly explained by the effect upon translation of figures.  In local currency they increased 6.3%. This is mainly explained by (i) greater labor costs, (ii) increased advertising, and (iii) greater freight expense due to higher sales volume. This was partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$8,328 million, which is 6.1% higher compared to the previous year. Operating Margin was 21.9%.  In local currency Operating Income grew 14.0%.

Adjusted EBITDA reached Ch$10,680 million, a 1.1% growth and Adjusted EBITDA Margin was 28.0%. In local currency Adjusted EBITDA grew 8.6%.

OTHER INFORMATION

•                  Net Financial Income and Expense account recorded a Ch$9,781 million expense, which is compared to a Ch$10,329 million expense for the same quarter of the previous year, mainly explained by a lower debt level in the countries where we operate.

•                  Results by Investment in Related Companies account went from earnings of Ch$1,073 million to earnings Ch$947 million, for the most part explained by lower earnings in the proportional equity value from Brazilian equity investees.

•                  Other Income and Expenses account recorded a Ch$6,389 million loss compared to the Ch$5,693 million loss reported during the same quarter of the previous year.  This is mainly explained by greater contingency provisions in Brazil.

•                  Results by Adjustment Units and Exchange Rate Differences account went from a Ch$716 million loss to a Ch$1,868 million loss.  This greater loss in part is explained because a large portion of the Company’s debt is expressed in UFs and during this quarter the UF recorded a higher variation (0.63%) than that of the same quarter of the previous year (0.47%).

•                  Income Tax went from -Ch$18,752 million to -Ch$16,739 million, mainly due to the decrease of the tax rate in Argentina which went from 35% to 30%.

ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES

•             Total financial assets, amounted to US$285 million. Excluding the mark-to-market effects of Cross Currency Swaps (“CCS”), financial assets amounted to US$212 million, which are invested in time deposits and short-term fixed income money markets. In terms of currency exposure, without considering derivatives, financial assets are denominated 59.1% in Chilean Pesos, 12.1% in Brazilian Real, 11.0% in Paraguayan Guaraní, 10.4% in Argentine Pesos, 4.0% in UFs, and 3.4% in US Dollars.

•             Financial debt level reached US$1,198 million, US$575 million of which correspond to a bond on the international market, US$511 million to bonds in the local Chilean market and US$112 million correspond to bank debt. Financial debt, including the CCS effect is 61.4% denominated in UFs, 36.5% in Brazilian Real, 1.4% in Chilean Pesos, 0.4% in US Dollars, 0.2% in Argentine Pesos and 0.1% in Paraguayan Guaraní.

•             The Company’s Net Debt including the aforementioned CCS effect reached US$913 million.

RECENT EVENTS

•                  In line with our constant effort to improve communication with the financial market and at the same time reduce waste generation, we have developed a investor relations application, and we will begin a 100% digital communication plan of our Financial Information. You can download our application - Coca-Cola Andina IR - from the App Store and Google Play. This is a new tool for the correct, timely and continuous dissemination of the Company’s financial information to the market and the company’s community of shareholders, investors and analysts. You can find the annual and quarterly reports that the Company issues. In addition, among others, the calendar of future events, the price of the Company’s shares and the ADRs, and the different news it is required to report.

•                  The following resolutions were adopted at Embotelladora Andina S.A.’s General Shareholders’ Meeting held April 19, 2018, among others:

1.              The approval of the Annual Report, Statements of Financial Position and Financial Statements for the year 2017; as well as the Report of Independent Auditors with respect to the previously mentioned Financial Statements;

2.              The approval of earnings distribution and dividend payments;

3.              The approval of the presentation on Company dividend distribution policy and the distribution and payment procedures utilized;

4.              The complete renewal of the Board of Directors, being composed of the following people:

SERIES A:

Manuel Arroyo

Eduardo Chadwick Claro

Juan Claro González

José Antonio Garcés Silva

Felipe Joannon Vergara

Arturo Majlis Albala

Pilar Lamana Gaete (Independent)

Gonzalo Parot Palma (Independent)

Enrique Rapetti

Gonzalo Said Handal

Salvador Said Somavía

Rodrigo Vergara Montes

SERIES B:

Georges de Bourguignon

Mariano Rossi

5.                  The approval of compensation for Directors and members of the Directors’ Committee pursuant to Chilean Corporate Law and that of the members of the Audit Committee pursuant to the U.S. Sarbanes & Oxley Act; the report on the annual activities performed, as well as the annual report and expenses incurred by both Committees;

6.                  The appointment of Ernst & Young as the Company’s independent auditors for the year 2018;

7.                  The appointment of the following companies as Rating Agencies for the Company for the year 2018: Fitch Ratings Clasificadora de Riesgo Limitada and ICR Compañía Clasificadora de Riesgo as local rating agencies; and Fitch Rating Clasificadora de Riesgo Limitada and Standard & Poor’s as international rating agencies;

8.                  The approval of the report on Board agreements in accordance with articles 146 and forward of Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and,

9.                  The appointment of “El Mercurio” from Santiago, as the newspaper where Company notices and shareholders’ meetings announcements should be published.

Within paragraph number 2 above, the Shareholders’ Meeting approved the distribution of a Final Dividend charged to the fiscal year 2017 and an Additional Dividend charged to accumulated earnings, for the following amounts:

Final Dividend:

CL$21.50 (twenty one point fifty Chilean Pesos) for each Series A share; and,

CL$23.65 (twenty three point sixty five Chilean Pesos) for each Series B share.

This final dividend will be paid beginning May 31, 2018. The close of the Shareholders’ Registry for payment of this dividend will be on the fifth business day prior to the payment date

Additional Dividend:

CL$21.50 (twenty one point fifty Chilean Pesos) for each Series A share; and,

CL$23.65 (twenty three point sixty five Chilean Pesos) for each Series B share.

This additional dividend will be paid beginning August 30, 2018. The close of the Shareholders Registry for payment of this dividend will be on the fifth business day prior to the payment date

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review the First Quarter’s Results as of March 31, 2018 on Friday April 27, 2018 at 10:00 am (New York time) - 11:00 am (Santiago time).

To participate please dial: USA 1 (877) 888-4294 - International (outside USA): 1 (785) 424-1877. Access Code: ANDINA.  A replay of this conference call will be available until midnight (Eastern Time) of May 12, 2018. To obtain the replay please dial USA: 844-488-7474 — International (Outside USA): 1 (862) 902-0129. Access Code: 40272018. The audio will be available on the Company’s website: www.koandina.com beginning Friday, April 27, 2018.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.3 million people, delivering 756.3 million unit cases or 4,294 million liters of soft drinks, juices, and bottled waters during 2017. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	January-March 2018					January-March 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	61.5	64.7	59.5	18.0	203.7	64.5	64.2	56.9	16.9	202.4	0.7%

Net sales	147,712	150,095	140,098	38,090	475,891	151,295	164,942	149,816	35,907	501,388	-5.1%
Cost of sales	(84,973)	(89,865)	(69,119)	(21,914)	(265,767)	(86,974)	(98,222)	(78,350)	(20,118)	(283,093)	-6.1%
Gross profit	62,740	60,230	70,979	16,176	210,125	64,321	66,720	71,466	15,788	218,295	-3.7%
Gross margin	42.5%	40.1%	50.7%	42.5%	44.2%	42.5%	40.5%	47.7%	44.0%	43.5%
Distribution and administrative expenses	(39,679)	(34,503)	(47,356)	(7,848)	(129,386)	(40,071)	(40,806)	(50,059)	(7,939)	(138,876)	-6.8%

Corporate expenses (2)					(1,185)					(1,276)	-7.1%
Operating income (3)	23,061	25,726	23,623	8,328	79,554	24,249	25,914	21,406	7,849	78,143	1.8%
Operating margin	15.6%	17.1%	16.9%	21.9%	16.7%	16.0%	15.7%	14.3%	21.9%	15.6%
Adjusted EBITDA (4)	33,316	32,154	26,786	10,680	101,751	34,918	32,922	25,837	10,566	102,968	-1.2%
Adjusted EBITDA margin	22.6%	21.4%	19.1%	28.0%	21.4%	23.1%	20.0%	17.2%	29.4%	20.5%

Financial (expenses) income (net)					(9,781)					(10,329)	-5.3%
Share of (loss) profit of investments accounted for using the equity method					947					1,073	-11.8%
Other income (expenses) (5)					(6,389)					(5,693)	12.2%
Results by readjustement unit and exchange rate difference					(1,868)					(716)	160.8%

Net income before income taxes					62,462					62,478	0.0%

Income tax expense					(16,739)					(18,752)	-10.7%

Net income					45,723					43,726	4.6%

Net income attributable to non-controlling interests					(581)					(828)	-29.8%
Net income attributable to equity holders of the parent					45,142					42,898	5.2%
Net margin					9.5%					8.6%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					47.7					45.3
EARNINGS PER ADS					286.1					271.9	5.2%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, IFRS GAAP

(In nominal million   US$, except per share)

	Exch. Rate : 601.76						Exch. Rate : 655.10

	January-March 2018					January-March 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	61.5	64.7	59.5	18.0	203.7	64.5	64.2	56.9	16.9	202.4	0.7%

Net sales	245.5	249.4	232.8	63.3	790.8	230.9	251.8	228.7	54.8	765.4	3.3%
Cost of sales	(141.2)	(149.3)	(114.9)	(36.4)	(441.6)	(132.8)	(149.9)	(119.6)	(30.7)	(432.1)	2.2%
Gross profit	104.3	100.1	118.0	26.9	349.2	98.2	101.8	109.1	24.1	333.2	4.8%
Gross margin	42.5%	40.1%	50.7%	42.5%	44.2%	42.5%	40.5%	47.7%	44.0%	43.5%
Distribution and administrative expenses	(65.9)	(57.3)	(78.7)	(13.0)	(215.0)	(61.2)	(62.3)	(76.4)	(12.1)	(212.0)	1.4%

Corporate expenses (2)					(2.0)					(1.9)	1.1%
Operating income (3)	38.3	42.8	39.3	13.8	132.2	37.0	39.6	32.7	12.0	119.3	10.8%
Operating margin	15.6%	17.1%	16.9%	21.9%	16.7%	16.0%	15.7%	14.3%	21.9%	15.6%
Adjusted EBITDA (4)	55.4	53.4	44.5	17.7	169.1	53.3	50.3	39.4	16.1	157.2	7.6%
Adjusted EBITDA margin	22.6%	21.4%	19.1%	28.0%	21.4%	23.1%	20.0%	17.2%	29.4%	20.5%

Financial (expenses) income (net)					(16.3)					(15.8)	3.1%
Share of (loss) profit of investments accounted for using the equity method					1.6					1.6	-3.9%
Other income (expenses) (5)					(10.6)					(8.7)	22.2%
Results by readjustement unit and exchange rate difference					(3.1)					(1.1)	183.9%

Net income before income taxes					103.8					95.4	8.8%

Income tax expense					(27.8)					(28.6)	-2.8%

Net income					76.0					66.7	13.8%

Net income attributable to non-controlling interests					(1.0)					(1.3)	-23.6%
Net income attributable to equity holders of the parent					75.0					65.5	14.6%
Net margin					9.5%					8.6%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.08					0.07
EARNINGS PER ADS					0.48					0.42	14.6%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In nominal million Chilean Pesos)

				Variation %
	3/31/2018	12/31/2017	3/31/2017	12/31/2017	3/31/2017
ASSETS
Cash + Time deposits + market. Securit.	120,625	150,380	192,931	-19.8%	-37.5%
Account receivables (net)	181,389	196,655	161,165	-7.8%	12.5%
Inventories	143,521	131,363	166,671	9.3%	-13.9%
Other current assets	10,541	5,612	9,262	87.8%	13.8%
Total Current Assets	456,076	484,010	530,029	-5.8%	-14.0%

Property, plant and equipment	1,323,444	1,337,303	1,347,343	-1.0%	-1.8%
Depreciation	(681,764)	(677,553)	(677,643)	0.6%	0.6%
Total Property, Plant, and Equipment	641,680	659,750	669,700	-2.7%	-4.2%

Investment in related companies	86,570	86,809	97,225	-0.3%	-11.0%
Goodwill	93,330	93,598	104,785	-0.3%	-10.9%
Other long term assets	761,859	790,692	804,449	-3.6%	-5.3%
Total Other Assets	941,759	971,099	1,006,459	-3.0%	-6.4%

TOTAL ASSETS	2,039,515	2,114,859	2,206,189	-3.6%	-7.6%

				Variation %
LIABILITIES & SHAREHOLDERS’ EQUITY	3/31/2018	12/31/2017	3/31/2017	12/31/2017	3/31/2017

Short term bank liabilities	26,872	31,470	37,360	-14.6%	-28.1%
Current portion of bonds payable	14,667	20,156	17,507	-27.2%	-16.2%
Other financial liabilities	1,974	2,506	6,028	-21.2%	-67.3%
Trade accounts payable and notes payable	253,926	291,481	268,558	-12.9%	-5.4%
Other liabilities	50,717	82,675	70,412	-38.7%	-28.0%
Total Current Liabilities	348,156	428,288	399,865	-18.7%	-12.9%

Long term bank liabilities	11,294	13,058	17,219	-13.5%	-34.4%
Bonds payable	640,292	648,229	680,762	-1.2%	-5.9%
Other financial liabilities	13,858	14,481	17,969	-4.3%	-22.9%
Other long term liabilities	197,596	197,571	216,867	0.0%	-8.9%
Total Long Term Liabilities	863,040	873,339	932,817	-1.2%	-7.5%

Minority interest	22,466	21,923	22,399	2.5%	0.3%

Stockholders’ Equity	805,853	791,310	851,108	1.8%	-5.3%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,039,515	2,114,859	2,206,189	-3.6%	-7.6%

Financial Highlights

(In nominal million Chilean Pesos)

ADDITIONS TO FIXED ASSETS	3/31/2018	12/31/2017	3/31/2017

Chile	6,632	33,000	6,028
Brazil	9,790	72,747	9,697
Argentina	4,695	31,791	4,771
Paraguay	1,391	10,396	1,280
	22,508	147,934	21,776

DEBT RATIOS	3/31/2018	12/31/2017	3/31/2017

Financial Debt / Total Capitalization	0.46	0.47	0.47
Financial Debt / EBITDA L12M	2.29	2.16	2.40
*EBITDA L12M+Interest Income/Interest Expense L12M	6.46	6.32	6.34

* Includes interest income

L12M: Last twelve months

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2018 IFRS GAAP

(In nominal local currency of each period)

	January-March 2018				January-March 2017
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	61.5	64.7	59.5	18.0	64.5	64.2	56.9	16.9

NET SALES	147,712	809.1	4,577.8	353,045	151,295	791.3	3,581.8	309,472
Cost of sales	(84,973)	(484.2)	(2,258.2)	(203,109)	(86,974)	(471.2)	(1,872.7)	(173,289)
Gross profit	62,740	324.8	2,319.7	149,936	64,321	320.1	1,709.1	136,183
Gross margin	42.5%	40.1%	50.7%	42.5%	42.5%	40.5%	47.7%	44.0%
Distribution and administrative expenses	(39,679)	(186.0)	(1,549.2)	(72,733)	(40,071)	(195.9)	(1,196.6)	(68,433)

Operating income (1)	23,061	138.8	770.4	77,203	24,249	124.2	512.4	67,751
Operating margin	15.6%	17.2%	16.8%	21.9%	16.0%	15.7%	14.3%	21.9%
Adjusted EBITDA (2)	33,316	173.5	873.7	99,000	34,918	157.8	618.5	91,197
Adjusted EBITDA margin	22.6%	21.4%	19.1%	28.0%	23.1%	19.9%	17.3%	29.5%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean

Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean

Financial Market Comission and determined in accordance to IFRS plus Depreciation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, April 26, 2018